Report of Independent Registered Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion, included in
the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of
1940, that The Dreyfus/Laurel Funds, Inc. (comprised of
Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond
Market Index Fund, Dreyfus Disciplined Stock Fund,
Dreyfus Money Market Reserves, Dreyfus Municipal
Reserves, Dreyfus Premier Balanced Fund, Dreyfus
Premier Large Company Stock Fund, Dreyfus Premier
Limited Term Income Fund, Dreyfus Premier Midcap Stock
Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus
Premier Tax Managed Growth Fund, Dreyfus US Treasury
Reserves, and Dreyfus Premier Strategic Income Fund)
(the "Funds") complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of October 31, 2007.
Management is responsible for the Funds' compliance
with those requirements.  Our responsibility is to
express an opinion on management's assertion about the
Funds' compliance based on our examination.
Our examination was conducted in accordance with the
standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included
examining, on a test basis, evidence about the Funds'
compliance with those requirements and performing such
other procedures as we considered necessary in the
circumstances.  Included among our procedures were the
following tests performed as of October 31, 2007 and
with respect to agreement of security purchases and
sales, for the period from May 31, 2007 (the date of
our last examination), through October 31, 2007:
1. 	Reconciliation between the Fund's accounting
records and the custodian's records as of October 31,
2007 and verified reconciling items;
2.         Confirmation of pending purchases for the
Fund as of October 31, 2007 with brokers, and where
responses were not received, inspection of
documentation corresponding to subsequent cash payments;
3.	Agreement of pending sale activity for the Fund
as of October 31, 2007 to documentation of corresponding
subsequent cash receipts;
4.	Agreement of Dreyfus Family of Funds' trade
tickets for 7 transaction for the period May 31, 2007
(the date of our last examination) through October 31,
2007, to the books and records of the Funds noting that
they had been accurately recorded and subsequently
settled;
5.	Confirmation of all repurchase agreements with
brokers/banks and agreement of underlying collateral
with Custodian's records and, where responses were not
received, inspection of documentation corresponding to
subsequent cash payments.
6.	We reviewed Mellon Global Securities Services
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the period
July 1, 2006 through June 30, 2007 and noted no negative
findings were reported in the areas of Asset Custody
and Control; and
7.	We inquired of the Custodian who concurred that
all control policies and procedures detailed in Section
IV Control Objectives, Controls and Tests of Operating
Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from June 30, 2007 through October 31, 2007.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that The
Dreyfus/Laurel Funds, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of October 31, 2007, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of The
Dreyfus/Laurel Funds, Inc. and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP


January 22, 2008

January 22, 2008






Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of The Dreyfus/Laurel Funds, Inc.(comprised of Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Money Market Reserves, Dreyfus Municipal Reserves, Dreyfus Premier Balanced Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund, Dreyfus U.S. Treasury Reserves and Dreyfus Premier Strategic Income Fund) (the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2007 and from May 31, 2007 through October 31, 2007.

Based on this evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2007 and from May 31, 2007 through October 31, 2007 with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.



James Windels
Treasurer